ORGENESIS INC.
21 Sparrow Circle
White Plains, New York 10605

March 26, 2014

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:	Division of Corporation Finance

Dear Sirs:

Re:	Orgenesis Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-193218

In connection with the Company’s Registration Statement on Form S-1, the Company hereby requests acceleration of the effective date of the Registration Statement to 10 AM on Friday March 28, 2014 or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

We acknowledge that

  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust you will find the foregoing to be in order. Please do not hesitate to contact the undersigned should you have any questions in this regard.

Yours truly,

ORGENESIS INC.

Per:	/s/ Vered Caplan
Vered Caplan
President, Chief Executive Officer, and
Chairperson of the Board